                                                                    Exhibit 99.2



                       MILL CREEK LAND, L.L.C.



                       FINANCIAL STATEMENTS

                  AS OF DECEMBER 31,1999 AND 1998

                      TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Members of
Mill Creek Land, L.L.C.:

We have audited the accompanying balance sheets of MILL CREEK LAND, L.L.C. (a Delaware limited liability company) as of December 31, 1999 and 1998, and the related statements of operations, members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mill Creek Land, L.L.C. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.



                                          ARTHUR ANDERSEN LLP



Indianapolis, Indiana,
February 16, 2000.

                            MILL CREEK LAND, L.L.C

                                BALANCE SHEETS

                          DECEMBER 31, 1999 AND 1998

                                                                       1999           1998
                                                                    -----------    -----------
ASSETS:
 Land and land improvements held for sale or lease, at cost         $11,518,835    $21,912,351
 Receivable from Mall of Georgia, L.L.C for common
   development costs                                                     -           4,352,000
 Cash and cash equivalents                                            1,609,338      2,224,792
 Notes receivable (Note 5)                                            1,642,303      2,592,018
 Other assets                                                            34,075         -
                                                                    -----------    -----------
              Total assets                                          $14,804,551    $31,081,161
                                                                    ===========    ===========
LIABILITIES AND MEMBERS' CAPITAL:
 Note payable to Mall of Georgia, L.L.C.                            $ 2,784,015    $25,173,775
 Interest payable to Mall of Georgia, L.L.C                              44,117      1,042,651
 Construction payables                                                  100,499      2,975,545
 Accounts payable and accrued expenses                                   58,730         73,970
 Accrued future development costs                                       178,340        143,592
 Deferred gains                                                         119,985        104,497
                                                                    -----------    -----------
              Total liabilities                                       3,285,686     29,514,030

COMMITMENTS AND CONTINGENCIES (Note 7)

MEMBERS' CAPITAL                                                     11,518,865      1,567,131
                                                                    -----------    -----------
              Total liabilities and members' capital                $14,804,551    $31,081,161
                                                                    ===========    ===========

       The accompanying notes are an integral part of these statements.

                            MILL CREEK LAND, L.L.C.

                           STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND

      FOR THE PERIOD FROM APRIL 4, 1997 (INCEPTION) TO DECEMBER 31, 1997

                                                               Inception to
                                                               December 31,
                                                                   1997
                                     1999          1998        (Unaudited)
                                 -----------    ----------     ------------
Land sales                       $24,605,168    $1,914,248      $2,412,015
Cost of land sold                (12,891,088)   (1,087,515)     (1,374,380)
Commissions and other             (1,268,226)     (167,413)       (308,638)
                                 -----------    ----------      ----------
     Net gains on land sales      10,445,854       659,320         728,997

Real estate tax expense             (142,930)        -               -
Interest income                      303,873       224,989          54,965
Interest expense                    (472,436)        -               -
                                 -----------    ----------      ----------

Net income                       $10,134,361    $  884,309      $  783,962
                                 ===========    ==========      ==========

       The accompanying notes are an integral part of these statements.

                            MILL CREEK LAND, L.L.C.

                        STATEMENTS OF MEMBERS' CAPITAL

              FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND

      FOR THE PERIOD FROM APRIL 4, 1997 (INCEPTION) TO DECEMBER 31, 1997

                                                                                      Buford
                                                                     SPG Realty     Acquisition
                                                                    Consultants,     Company,
                                                                        L.P.          L.L.C.         Total
                                                                    -----------    -----------    -----------
MEMBERS' PERCENTAGE INTEREST
  AT DECEMBER 31, 1999 AND 1998                                              50%            50%           100%
                                                                    ===========    ===========    ===========
CAPITAL at inception (unaudited)                                    $        -     $        -     $        -

  Contributions from members (unaudited)                             16,728,000      2,952,000     19,680,000

  Distributions to members (Note 3) (unaudited)                        (941,052)      (166,068)    (1,107,120)

  Net income (unaudited)                                                666,367        117,595        783,962
                                                                    -----------    -----------    -----------

CAPITAL at December 31, 1997 (unaudited)                             16,453,315      2,903,527     19,356,842

  Contributions from members                                          2,833,044        499,949      3,332,993

  Distributions to members (Note 3)                                 (18,705,961)    (3,301,052)   (22,007,013)

  Net income                                                            751,663        132,646        884,309
                                                                    -----------    -----------    -----------
CAPITAL at December 31, 1998                                          1,332,061        235,070      1,567,131

  Distributions to members (Note 3)                                    (155,233)       (27,394)      (182,627)

  Net income                                                          5,290,784      4,843,577     10,134,361
                                                                    -----------    -----------    -----------
CAPITAL at December 31, 1999                                        $ 6,467,612    $ 5,051,253    $11,518,865
                                                                    ===========    ===========    ===========

       The accompanying notes are an integral part of these statements.

                            MILL CREEK LAND, L.L.C.

                           STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND

      FOR THE PERIOD FROM APRIL 4, 1997 (INCEPTION) TO DECEMBER 31, 1997


                                                                                                 Inception to
                                                                                                 December 31,
                                                                                                     1997
                                                                     1999            1998        (Unaudited)
                                                                     ----            ----        ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                     $10,134,361     $   884,309     $   783,962
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities-
        Noncash interest income on notes receivable                  (28,189)       (219,860)        (54,965)
  Changes in assets and liabilities-
     Land and land improvements held for sale or lease,
        at cost                                                   12,860,865         595,885       2,051,314
     Receivable from Mall of Georgia, L.L.C. for
        common development costs                                   4,352,000      (4,352,000)              -
     Other assets                                                    (34,075)              -               -
     Interest payable to Mall of Georgia, L.L.C., accounts
        payable and accrued expenses                                  32,791          23,400               -
     Deferred gains and accrued future development costs              50,236        (113,289)              -
                                                                 -----------     -----------     -----------
        Net cash provided by (used in) operating activities       27,367,989      (3,181,555)      2,780,311
                                                                 -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                            (3,510,000)     (2,664,660)    (20,852,240)
  Construction payables                                           (2,875,046)      1,884,614       1,452,310
  Issuance of notes receivable                                    (1,996,956)              -      (2,317,193)
  Repayments of notes receivable                                   2,974,860               -               -
                                                                 -----------     -----------     -----------
       Net cash used in investing activities                      (5,407,142)       (780,046)    (21,717,123)
                                                                 -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Advances from Mall of Georgia, L.L.C.                                    -               -         635,843
  Repayment of advances from Mall of Georgia, L.L.C.                       -        (635,843)              -
  Proceeds from note payable to Mall of Georgia, L.L.C.                    -      25,173,775               -
  Payments of note payable to Mall of Georgia, L.L.C.            (22,389,760)              -               -
  Distributions to members                                          (186,541)    (22,347,829)       (715,734)
  Contributions from members                                               -       3,332,993      19,680,000
                                                                 -----------     -----------     -----------
       Net cash (used in) provided by financing activities       (22,576,301)      5,523,096      19,600,109
                                                                 -----------     -----------     -----------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS                                                       (615,454)      1,561,495         663,297

CASH AND CASH EQUIVALENTS, beginning of period                     2,224,792         663,297               -
                                                                 -----------     -----------     -----------
CASH AND CASH EQUIVALENTS, end of period                         $ 1,609,338     $ 2,224,792     $   663,297
                                                                 ===========     ===========     ===========

       The accompanying notes are an integral part of these statements.

                            MILL CREEK LAND, L.L.C.

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1999 AND 1998


1. GENERAL

Mill Creek Land, L.L.C., a Delaware limited liability company, (the Company) was organized on April 4, 1997. The Company will dissolve on the earlier of the sale or disposition of all of the Company's assets or December 31, 2030. At December 31, 1999, the Company owns 55 acres of land held for sale or lease surrounding the Mall of Georgia (the Mall) which opened in August 1999. The Company also owns 157 acres, consisting of wetlands and a nature park, for which there is no intent to sell. The Mall and peripheral land are located in Buford (Atlanta), Georgia. The Company is projecting total land sales of approximately $51,100,000. At December 31, 1999, gross land sales to date have totaled approximately $29,200,000 with remaining sales expected to occur through 2004.

At December 31, 1999 and 1998, the Company is owned 50% each by Buford Acquisition Company, L.L.C. (Buford) and SPG Realty Consultants, L.P. (SRC, L.P.), collectively, the Members. In September 1998, SRC, L.P.'s interest in the Company was transferred to SRC, L.P. from Corporate Realty Consultants, Inc.
(CRC) as a result of the merger between Simon DeBartolo Group, Inc., Corporate Property Investors, Inc. and CRC. For periods prior to the merger, references to SRC, L.P. refer to CRC.

Mall of Georgia, L.L.C. (MG, L.L.C.) is owned 50% by an affiliate of SRC, L.P. and 50% by Buford. MG, L.L.C. owns and operates the Mall. Mall of Georgia Crossing, L.L.C. (the Crossing) is owned 50% by an affiliate of SRC, L.P. and 50% by Buford. The Crossing owns and operates the Mall of Georgia Crossing, a 441,000 square-foot community center adjacent to the Mall, which also opened in August 1999.

Simon Property Group. Inc.'s (SPG), a publicly traded real estate investment trust (REIT), paired share affiliate, owned directly or indirectly a controlling 72.4% and 71.6% of SRC, L.P. at December 31, 1999 and 1998, respectively.

2. MEMBERS' CAPITAL

SRC, L.P. is responsible for 85% of the Company's required equity funding and Buford is responsible for 15% of the Company's required equity funding. Buford may decline to make future required capital contributions in which case SRC, L.P. would be required to make the capital contribution. SRC, L.P. would be entitled to a 12% annual return on this capital contribution and the return of the capital contribution before any other distributions could be made. No such contributions or distributions were made in 1999 or 1998.

After consideration of distributions, if any, in accordance with the paragraph above, distributions of net cash flow of the Company will be made to the Members in the following order of priority:

     1. To the Members in proportion to their respective unreturned capital contribution until each Member receives a 9% annual return on each Member's respective unreturned capital contributions (i.e., equity preference) and the return of each Member's respective capital contributions.

     2. To Buford, totaling $5,000,000, the net proceeds of all land sales after all capital and returns thereon are returned to both Members. No such distributions were made in 1999 or 1998.

     3. Any remaining balance is to be distributed to the Members in accordance with their membership percentages. No such distributions were made in 1999 or 1998.

Net profits, as defined, are allocated annually first, to the Members with a negative capital account in proportion to their respective negative capital account balances; second, to the Members to cause their respective capital account to equal their respective distributable share of noncash net assets (based on book value) assuming liquidation at the end of such year; and third, in accordance with their respective membership percentages.

Net losses, as defined, are allocated annually first, to the Members with a capital account in excess of their respective distributable share of noncash net assets (based on book value) assuming liquidation; second, to the Members with a positive capital account in proportion to their respective positive capital account balances; and third, in accordance with their respective membership percentages.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation and Use of Estimates
      ------------------------------------------

These financial statements have been prepared in accordance with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of the Company's assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from these estimates.

      Land and Land Improvements Held for Sale or Lease
      --------------------------------------------------

Land and land improvements include the costs incurred to acquire the land, prepare the land for its intended use, and interest and real estate taxes incurred during development. Development was substantially complete in August 1999.

Land and land improvements are recorded at cost. All land was acquired from Buford at Buford's original cost. Land and land improvements for financial reporting purposes are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is recognized when estimated undiscounted net future cash flows is less than the carrying value. To the extent an impairment has occurred, the excess of carrying value over its estimated fair value will be charged to income.

      Revenue Recognition
      -------------------

Land sales are recognized under the percentage of completion method. Land costs are allocated to land sold based on relative sales values. The Partnership estimates that 99% and 93% of the development was complete at December 31, 1999 and 1998, respectively.

      Income Taxes
      ------------

As a limited liability company, the allocated share of income for each year is includable in the income tax returns of the Members; accordingly, income taxes are not reflected in the Company's financial statements.

     Cash Flow Information
     ---------------------

All highly liquid investments purchased with an original maturity of 90 days or less are considered cash and cash equivalents. Included in cash and cash equivalents are short-term investments of $1,500,000 and $1,200,000 as of December 31, 1999 and 1998, respectively.

Cash paid for interest, net of any amounts capitalized of $1,235,231 and $1,042,651, during 1999 and 1998 were $428,319 and $-0-, respectively.

     Equity Preferences
     ------------------

Equity preferences are accrued when earned to the extent the Company has funds available for distribution. During 1999 and 1998, SRC, L.P. earned $155,233 and $894,382 in equity preferences, respectively, and Buford earned $27,394 and $157,832 in equity preferences, respectively. At December 31, 1999 and 1998, $39,658 and $42,985 were payable to SRC, L.P., respectively, and $6,999 and $7,586 were payable to Buford, respectively. These amounts are included in accounts payable and accrued expenses in the accompanying Balance Sheets. Included in distributions to Members in the accompanying Statements of Cash Flows are distributions of $332,678 to SRC, L.P. and $58,708 to Buford that were paid in 1998, and accrued at December 31, 1997.

      Reclassifications
      -----------------

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation. The reclassifications have no impact on net operating results previously reported.

4. GAINS ON LAND SALES

In September 1997, the Company sold 16 acres of land to a third party for $824,496 in cash and entered into a promissory note agreement with the buyer in the amount of $2,317,193, net of discount. The transaction resulted in a total gain of $1,090,376, of which $63,752 and $285,053 was recognized in 1999 and 1998, respectively. At December 31, 1999 and 1998, $12,574 and $76,326,
respectively, was deferred and is included in deferred gain in the accompanying Balance Sheets.

In December 1998, the Company sold 2.8 acres of land to a third party for $1,050,952 in cash. The transaction resulted in a total gain of $402,437, of which $23,693 and $374,267 was recognized in 1999 and 1998, respectively. At December 31, 1999 and 1998, $4,478 and $28,171, respectively, was deferred and is included in deferred gain in the accompanying Balance Sheets.

During 1999, the Company sold 59.9 acres of land to various third parties for $21,140,149 in cash and entered into four promissory note agreements totaling $1,996,956, net of any discounts. These transactions resulted in a total gain of $10,293,285, of which $10,190,352 was recognized in 1999. At December 31, 1999, the remaining $102,933 was deferred and is included in deferred gain in the accompanying Balance Sheets.

5. NOTES RECEIVABLE

In connection with the land sales discussed above, the Company received promissory notes from various third parties, one of which totaling $382,842 was issued and collected in 1999. The following table summarizes the notes receivable:

                                                                                                  (Unaudited)
                                                                        1999           1998           1997
                                                                    -----------    -----------    -----------
Note Receivable, collected in 1999, bears
   interest at 9% commencing on January 1,
   1999, net of discounts of $-0- and
   $219,860 at December 31, 1998 and
   1997, respectively                                               $     -        $2,592,018     $2,372,158

Note Receivable, due March 31, 2000, bears
   interest at 9%                                                      651,970          -              -

Note Receivable, due February 28, 2000,
  noninterest bearing, net of discount of
  $6,649                                                               450,333          -              -
Note Receivable, due March 31, 2000, bears
  interest at 9%                                                       540,000          -              -
                                                                    ----------     ----------     ----------
    Total notes receivable                                          $1,642,303     $2,592,018     $2,372,158
                                                                    ==========     ==========     ==========

6. INDEBTEDNESS

The Company has a note payable to MG, L.L.C. which bears interest at 9%. Interest only is payable through maturity, October 31, 2005, at which time the entire principal amount is due. Currently, the Company can borrow up to $29,000,000 from MG, L.L.C. At December 31, 1999 and 1998, the note payable had an outstanding balance of $2,784,015 and $25,173,775, respectively. A portion of the note was repaid during 1999 using proceeds received from the sales of land. During 1998, the Company borrowed $25,173,775 under this arrangement. Of these proceeds, $20,782,202 was distributed to the Members to repay a portion of the Members' capital contributions in the amounts of $17,664,872 to SRC, L.P. and $3,117,330 to Buford, with the remaining $4,391,573 borrowed to finance the development of the land.

Based on the borrowing rates currently available to the Company for loans with similar terms and maturities, the carrying value of the note payable approximates its fair value at December 31, 1999. At December 31, 1998, the fair value of the note payable was approximately $28,800,000. The estimated discount rate was 8.33% and 6.51% as of December 31, 1999 and 1998, respectively.

7. COMMITMENTS AND CONTINGENCIES

To the extent any unreturned capital or return thereon exists at MG, L.L.C. or the Crossing after Buford receives the $5,000,000 distribution described in Note 2, the Company is required to loan, at 9% annual interest, to MG, L.L.C. or the Crossing any of the Company's excess funds but only to the extent of the unreturned capital or return thereon at MG, L.L.C. and the Crossing. No such loans had been made at December 31, 1999 or 1998.

In addition, the Members can request a loan from the Company to be used by the requesting Member to pay the Member's Company-related tax liability in excess of the distributions to the Member. The loan would bear interest at 9% per year and would be repaid by the Member's future equity distributions. No such loans had been made at December 31, 1999 or 1998.

The Partnership estimates the total cost to develop the land to be approximately $27,000,000, with approximately $1,000,000 and $7,000,000 incurred in 1999 and
1998, respectively, and $300,000 expected to be incurred in 2000.

8. RELATED PARTY TRANSACTIONS

The Company has a development agreement with an affiliate of SRC, L.P. A development fee based on the costs incurred for site work is charged by the affiliate with a maximum fee of $450,000 over the development of the project. Fees earned by the affiliate for development services were $116,662, $216,668 and $116,662 in 1999, 1998 and 1997 respectively. During 1998, the affiliate paid certain costs on behalf of the Company in the amount of $23,400 which is included in accounts payable and accrued expenses in the accompanying Balance Sheet at December 31, 1998.

In addition, an affiliate of Buford is compensated for development services based on the costs incurred for site work with a maximum fee of $450,000 over the development of the project. Fees earned by the affiliate for development services were $116,662, $216,668, and $116,662 in 1999, 1998 and 1997,
respectively. An affiliate of Buford is also compensated for management and marketing services in the amount of $3,333 per month which totaled $39,996 in both 1999 and 1998 and $23,330 in 1997. The affiliate also earns a commission of up to 5% on all land sales. In 1999, 1998 and 1997, the affiliate earned $1,210,632, $39,375 and $135,000 respectively, of commissions from the Company.

The Company has entered into an agreement with MG, L.L.C. whereby common development costs are allocated between the Company and MG, L.L.C. based on acreage. During 1999 and 1998, approximately $8,785,800 and $10,500,000 of costs were paid for by the Company and were allocated to MG, L.L.C. The payment for these costs is reflected as a receivable from Mall of Georgia, L.L.C. for common development costs in the accompanying Balance Sheets at December 31, 1999 and 1998, respectively.